Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated February 23, 2012, with respect to the consolidated balance sheets of ACCO Brands Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the references to our firm under the headings “Experts”, “Summary Historical Consolidated Financial Information of ACCO” and “Selected Historical Consolidated Financial Information of ACCO” in the registration statement.

/s/ KPMG LLP

Chicago, Illinois

March 9, 2012